Exhibit 99.1

Chief Strategy Officer Wilfred Daye’s Article Published by CoinsPaid Media Reflects MFH’s Strategic Vision for Digital Asset Treasuries

New York, NY, Oct. 03, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a blockchain-native fintech company, today announced the publication of a new article by MFH Chief Strategy Officer Wilfred Daye examining digital asset treasury strategies and their associated risks.

Published by CoinsPaid Media on September 24, 2025, “Digital Asset Treasuries: Engineering Yield in a Frothy Market” analyzes how Digital Asset Treasury (DAT) companies leverage market-to-net-asset-value dynamics, convertible securities, and preferred stock to accumulate Bitcoin, while identifying key risks including market-to-net-asset-value ratio (mNAV) compression, refinancing exposure, and index-eligibility considerations. The article also reflects MFH’s own approach to digital asset treasury management in the current market environment.

“Digital asset treasuries are evolving from a simple ‘buy-and-hold’ posture into a capital markets discipline that must balance access, liquidity, and risk,” said Daye. “Our goal is to align treasury design with institutional-grade safeguards, clear risk limits, transparent disclosures, and diversified liquidity so that participation in the asset class is both responsible and durable.”

“Wilfred’s piece distills what responsible DAT design should look like,” said Shi Qiu, Chief Executive Officer of MFH. “MFH’s north star is to connect traditional finance with crypto-native assets through compliant structures, prudent balance-sheet management, and investor-first transparency.”

MFH Treasury & Capital-Markets Principles:

●	Risk-aware accumulation: Use market windows judiciously; avoid shareholder-value-destructive issuance when mNAV conditions are unfavorable.

●	Financing discipline: Treat convertible securities and preferred stock as leverage tools with explicit guardrails and contingency plans.

●	Liquidity and transparency: Prioritize exchange liquidity, robust disclosures, and auditability suitable for institutional allocators.

●	Evolution beyond Bitcoin beta: Invest in infrastructure and partnerships that create operating revenue and reduce reliance on a single-factor market cycle.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (Nasdaq: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com